SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

ECOPETROL RECEIVES FINAL APPROVAL FOR LISTING ITS

AMERICAN DEPOSITARY RECEIPTS ON THE TORONTO STOCK EXCHANGE

Bogotá, Colombia and Toronto, Canada, August 11, 2010 – Ecopetrol S.A. ("Ecopetrol") is pleased to announce that it has received final approval from the Toronto Stock Exchange (the "TSX") for the listing of its American Depositary Receipts (the "ADRs") on the TSX.  Each ADR represents 20 ordinary shares of Ecopetrol common stock.  The ADRs are scheduled to commence trading on the TSX at the opening of market on Friday August 13, 2010 under the ticker symbol "ECP".

The ADRs are being listed following Ecopetrol's listing of ADRs on the New York Stock Exchange in September 2008 and on the Lima Stock Exchange in December 2009.  The ADRs to be listed on the TSX are the same instruments as those listed on the New York Stock Exchange and Lima Stock Exchange.  The listing of the ADRs on the TSX is not a new issuance of stock and will not generate additional funds for Ecopetrol.  Ecopetrol is not issuing new shares or raising additional capital through its ADR listing.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Advisory Regarding Reserves Data and Other Oil and Gas Information

Ecopetrol is also pleased to announce that the securities commissions for the provinces of Alberta and Ontario have issued a decision document (the "Decision") which has the effect of granting Ecopetrol exemptive relief from the disclosure requirements contained in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

As a result of the Decision, and provided that certain conditions set out in the Decision are met on an on-going basis, Ecopetrol will not be required to comply with the requirements of NI 51-101 and, accordingly, will not be required to file Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information, Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor and Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure.  In lieu of such filings, Ecopetrol is permitted, pursuant to the Decision, to provide disclosure with respect to its oil and gas activities in accordance with the disclosure requirements applicable to Ecopetrol imposed by the United States Securities Exchange Commission (the "SEC"), the United States Securities Exchange Act of 1933, the United States Securities Exchange Act of 1934, the United States Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange (collectively, the "U.S. Rules").  Ecopetrol is required to file such disclosure with the securities regulatory authority or regulator in each of the applicable Canadian jurisdictions as soon as practicable after such disclosure has been filed pursuant to the U.S. Rules.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

Readers should be aware that Ecopetrol's future disclosure relating to its oil and gas activities will comply with the U.S. Rules rather than NI 51-101 and the Canadian Oil and Gas Evaluation Handbook.  The U.S. Rules differ in a number of respects from the disclosure otherwise required under NI 51-101 and the Canadian Oil and Gas Evaluation Handbook and readers are urged to consider these differences when considering all future disclosures made by Ecopetrol relating to its oil and gas activities.

About Ecopetrol S.A.

Ecopetrol S.A., with revenues of approximately Cdn$12.7 billion for the year-ended December 31, 2009 and a market capitalization of approximately Cdn$76.3 billion as of the close of trading on August 10, 2010, is the largest company in Colombia as measured by revenue, profit, assets and shareholders' equity.  Ecopetrol is Colombia's only vertically integrated crude oil and natural gas company with operations in Colombia and overseas with an average daily production capacity of approximately 593.9 thousand barrels of oil equivalent and net reserves in the amount of approximately 1.88 billion proved barrels of oil equivalent.  Ecopetrol is majority owned by the Republic of Colombia and its ordinary shares trade on the Colombian Stock Exchange and its ADRs trade on the New York Stock Exchange and Lima Stock Exchange.  The company divides its operations into four business segments that include exploration and production; transportation; refining; and marketing of crude oil, natural gas and refined products.  Ecopetrol is focused on transforming itself into a global company with an emphasis on crude oil and natural gas and the development of alternative fuels.  It also intends to become one of Latin America's leading oil and natural gas companies and is committed to developing into a key player with high competitive standards, strong human resources and clear social responsibility policies.

Certain statements contained in this new release constitute "forward-looking statements".  All statements other than statements of historical fact are forward-looking statements. In particular, this press release contains forward-looking statements pertaining to the business strategy of Ecopetrol and the expected date of listing the ADRs on the TSX. Undue reliance should not be placed on forward-looking statements, which are inherently uncertain, are based on estimates and assumptions, and are subject to known and unknown risks and uncertainties (both general and specific) that contribute to the possibility that the future events or circumstances contemplated by the forward-looking statements will not occur. There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will in fact be realized. Actual results will differ, and the difference may be material and adverse to Ecopetrol and its shareholders. Forward-looking statements are based on Ecopetrol's current beliefs as well as assumptions made by, and information currently available to, Ecopetrol concerning business prospects, strategies and market conditions. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties (both general and specific) and risks that forward-looking statements will not be achieved. These factors may be found under the heading "Risk Factors" in the Form 20-F of Ecopetrol for the year-ended December 31, 2009, a copy of which is available at www.sec.com.  Readers are cautioned that the list of factors that may affect future results is not exhaustive.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

The forward-looking statements contained in this press release are made as of the date hereof and Ecopetrol does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Bogotá, Colombia – Aug 11 of 2010

------------------------------------------

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

    ECP – DIR – R - 001

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   August 11, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer